Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2008 and DECEMBER 31, 2007

(Expressed in thousands of U.S. Dollars - except per share data)

	March 31,	December 31,
	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$292,102	$181,447
Restricted cash	4,839	6,889
Accounts receivable, net	14,941	23,411
Insurance claims	13,446	13,120
Due from related companies	—	972
Advances and other	5,480	5,359
Vessel held for sale	—	27,535
Inventories	11,363	12,099
Prepaid insurance and other	5,526	4,030
Financial instruments-Fair value	34	1,191

Total current assets	347,731	276,053

INVESTMENTS	1,000	1,000
FIXED ASSETS:
Advances for vessels under construction	79,268	169,739

Vessels	2,245,486	2,127,704
Accumulated depreciation	(247,849)	(227,521)

Vessels’ Net Book Value	1,997,637	1,900,183

Total fixed assets	2,076,905	2,069,922

DEFERRED CHARGES, net	16,211	15,801

Total assets	$2,441,847	$2,362,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$52,413	$44,363
Payables	35,814	34,871
Due to related companies	1,503	2,428
Dividend declared	33,936	—
Accrued liabilities	18,802	17,275
Accrued bank interest	19,591	16,952
Unearned revenue	10,794	11,939
Deferred income, current portion	1,834	2,626
Financial instruments - Fair value	55,685	28,811

Total current liabilities	230,372	159,265

LONG-TERM DEBT, net of current portion	1,350,886	1,345,580

MINORITY INTERESTS	3,195	3,391

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,793,542 and 38,059,142 issued and outstanding at March 31, 2008 and December 31, 2007, respectively.	37,793	38,059
Additional paid-in capital	272,740	273,036
Other comprehensive income	(45,198)	(23,775)
Retained earnings	592,059	567,220

Total stockholders’ equity	857,394	854,540

Total liabilities and stockholders’ equity	$2,441,847	$2,362,776

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended
	March 31,
	2008	2007
VOYAGE REVENUES:	$136,743	$115,282

EXPENSES:
Commissions	4,509	4,078
Voyage expenses	16,561	14,716
Charter hire expense	4,140	4,455
Vessel operating expenses	32,792	22,709
Depreciation	20,327	18,142
Amortization of deferred dry-docking costs	1,657	725
Management fees	2,912	2,205
General and administrative expenses	992	815
Stock compensation expense	1,345	963
Foreign currency losses	432	32
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels	(34,565)	(6,397)

Total expenses	50,310	61,651

Operating income	86,433	53,631

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(23,838)	(15,535)
Interest and investment income	2,189	5,992
Other, net	149	(98)

Total other income (expenses), net	(21,500)	(9,641)

MINORITY INTEREST	196	(519)

Net Income	$65,129	$43,471

Earnings per share, basic	$1.72	$1.14

Earnings per share, diluted	$1.70	$1.14

Weighted average number of shares, basic	37,930,715	38,079,742

Weighted average number of shares, diluted	38,284,385	38,098,600

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 and YEARS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total StockHolders’ Equity
BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	196,404				196,404	196,404
- Exercise of stock options		6	65			71
- Repurchase and cancellation of common stock (286,400 shares)		(143)	(1,872)		(3,246)	(5,261)
- Cash dividends declared and paid ($1.175 per share)					(44,778)	(44,778)
- Fair value of financial instruments	3,666			3,666		3,666
- Fair value of investments	3,072			3,072		3,072
- Reclassification of gains on undesignated cash flow hedges	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430	$4,718	$464,085	$755,273

Net income	43,471				43,471	43,471
- Cash dividends declared and paid ($1.50 per share)					(28,559)	(28,559)
- Fair value of financial instruments	(863)			(863)		(863)
- Fair value of investments	953			953		953
- Reclassification upon sale of investments	(4,025)			(4,025)		(4,025)
- Amortization of restricted share units			963			963

Comprehensive income	$39,536

BALANCE, March 31, 2007		$19,040	$268,393	$783	$478,997	$767,213

Net income	139,700				139,700	139,700
- Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)		(1,047)	(1,338)
- Issuance of 21,000 shares of restricted share units		10	(10)			—
- Cash dividends declared and paid ($0.825 per share)					(31,400)	(31,400)
-Two-for-one stock split		19,030			(19,030)	—
- Fair value of financial instruments	(24,558)			(24,558)		(24,558)
- Amortization of restricted share units			4,923			4,923

Comprehensive income	$115,142

BALANCE, December 31, 2007		$38,059	$273,036	$(23,775)	$567,220	$854,540

Net income	65,129				65,129	65,129
- Repurchase and cancellation of common stock (265,600 shares)		(266)	(1,641)		(6,354)	(8,261)
- Cash dividends declared ($0.90 per share)					(33,936)	(33,936)
- Fair value of financial instruments	(21,423)			(21,423)		(21,423)
- Amortization of restricted share units			1,345			1,345

Comprehensive income	$43,706

BALANCE, March 31, 2008		$37,793	$272,740	$(45,198)	$592,059	$857,394

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2008	2007
Cash Flows from Operating Activities:
Net income	$65,129	$43,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,328	18,142
Amortization of deferred dry-docking costs	1,657	725
Amortization of loan fees	238	304
Amortization of deferred income	(792)	(792)
Amortization of restricted share units	1,345	963
Change in fair value of interest rate swaps	6,608	1,962
Change in fair value of investments	—	(3,563)
Gain on sale of vessels	(34,565)	(6,397)
Minority interest	(196)	519
Gain on sale of investments	—	(206)
Payments for dry-docking	(2,142)	(446)
(Increase) Decrease in:
Receivables	8,995	2,152
Inventories	736	(2,001)
Prepaid insurance and other	(1,496)	(1,528)
Increase (Decrease) in:
Payables	18	7,683
Accrued liabilities	4,166	12,249
Unearned revenue	(1,145)	(4,169)

Net Cash provided by Operating Activities	68,884	69,068

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(1,291)	(34,617)
Vessel acquisitions and/or improvements	(26,020)	(241,047)
Proceeds from sale of investments	—	5,000
Proceeds from sale of vessels	62,100	22,911

Net Cash (used in)/provided by Investing Activities	34,789	(247,753)

Cash Flows from Financing Activities:
Proceeds from long-term debt	24,296	199,426
Financing costs	(163)	(382)
Payments of long-term debt	(10,940)	(2,405)
Increase in restricted cash	2,050	1,424
Repurchase and cancellation of common stock	(8,261)	—

Net Cash from Financing Activities	6,982	198,063

Net increase in cash and cash equivalents	110,655	19,378
Cash and cash equivalents at beginning of period	181,447	145,769

Cash and cash equivalents at end of period	$292,102	$165,147